Filed Pursuant to Rule 433

Registration Statement No. 333-185478

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated May 18, 2015 and Prospectus dated December 14, 2012)

May 18, 2015

US$1,000,000,000 2.30% Notes due May 26, 2020

US$1,000,000,000 2.30% Notes due May 26, 2020

Issuer:	Westpac Banking Corporation

Principal Amount:	US$1,000,000,000

Ranking:	Senior Unsecured

Expected Ratings:	Aa2/AA-; Stable/Stable (Moody’s/S&P)*

Legal Format:	SEC Registered Global Notes

Trade Date:	May 18, 2015

Settlement Date:	May 26, 2015 (T+5)

Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	May 26, 2020

Interest Rate:	2.30%

Price to Public:	99.901%

Benchmark Treasury:	1.375% due April 30, 2020

Benchmark Treasury Price and Yield:	99-9¾ / 1.521%

Re-offer Spread to Benchmark Treasury:	plus 80 basis points

Re-offer Yield:	2.321%

Gross Spread:	25 basis points

All-in Price:	99.651%

Interest Payment Dates:	Payable semi-annually in arrears on May 26 and November 26 of each year, commencing November 26, 2015, subject to Business Day Convention

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$996,510,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close

Business Day Convention:

Any payment of principal, premium and interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214CP6

ISIN:	US961214CP61

Joint Active Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co- Managers:	Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated May 18, 2015 and Prospectus dated December 14, 2012)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 800 831 9146, J.P. Morgan Securities LLC at 212 834 4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 800 294 1322.